Room 4561

October 12, 2006

Mr. Ronald J. Domanico
Senior Vice President and Chief Financial Officer
Caraustar Industries, Inc.
5000 Austell Powder Springs Road, Suite 300
Austell, GA 30106

> **Re: Caraustar Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **Filed August 8, 2006**
> **Form 8-K Filed May 2, 2006**
> **File No. 0-20646**

Dear Mr. Domanico:

We have reviewed your response letter dated September 14, 2006 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Item 1. Condensed Consolidated Financial Statements (Unaudited)

Note 5. Discontinued Operations and Assets Held for Sale, page 10

1.   We have read your response to prior comment number 2 and note that you have continued to evaluate impairment of the CRB mills on an aggregate basis even after you determined that the mills would be sold in separate transactions. Please explain to us why your asset grouping did not change accordingly for purposes of evaluating impairment considering that the future cash flows from each individual mill (the sale proceeds) became independent from the other mills that were originally included in the disposal group. In addition, explain to us how you considered the guidance in paragraph 4 of SFAS 144 regarding the unit of accounting for long-lived assets to be disposed of by sale.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

                                Very truly yours,

                                Brad Skinner
                                Accounting Branch Chief